

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2023

James Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

> **Re: Lions Gate Entertainment Corp.**
> **Form 10-K for Fiscal Year Ended March 31, 2022**
> **Filed May 26, 2022**
> **Item 2.02 Form 8-K dated February 9, 2023**
> **Response dated April 6, 2023**
> **File No. 001-14880**

Dear James Barge :

We have reviewed your April 6, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 29, 2023 letter.

Item 2.02 Form 8-K dated February 9, 2023

Exhibit 99.1
Reconciliation of Net Income (Loss) Attributable to Lions Gate Entertainment Corp.
Shareholders..., page 18

1. We read your response to comment 2 and continue to believe that your non-GAAP adjustment to remove the effects of the deferred tax asset valuation allowance results in individually-tailored accounting. Please remove this adjustment from Adjusted Net Income (Loss) Attributable to Lions Gate Entertainment Corp. Shareholders. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

You may contact Suying Li at (202) 551-3335 or Rufus Decker at (202) 551-3769 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services